June 12, 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Environmental Technologies USA, Inc.
     File Ref. No. 0-22736

We were previously the principal accountant for Environmental Technologies USA, Inc., engaged to report on the consolidated financial statements of Environmental Technologies USA, Inc. and subsidiaries for the years ended April 30, 1994 and 1995. On June 6, 1996, prior to the issuance by us of our reports on the aforementioned consolidated financial statements, our appointment as principal accountant was terminated. We have read Environmental Technologies USA, Inc.'s statements under item 4 of its Form 8-K dated June 6, 1996 and we agree with those statements which pertain to us.


Very truly yours,

/s/ Richard A. Eisner & Company, LLP